UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 31)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

Amanda N. Persaud Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 27, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05329W102	Page	2	of	16

1	NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,191,012
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,191,012
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,954,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	3	of	16

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,526
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,526
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,954,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	4	of	16

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,882,401
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,882,401
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,954,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	05329W102	Page	5	of	16

1	NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,160,621
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,160,621
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,954,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	05329W102	Page	6	of	16

1	NAME OF REPORTING PERSON CBL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,080,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,080,682
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,954,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	7	of	16

1	NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,545
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,956
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,954,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	05329W102	Page	8	of	16

1	NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,073,413
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 55,073,413
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,954,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	05329W102	Page	9	of	16

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,526
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,526
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,954,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	05329W102	Page	10	of	16

1	NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,601,014
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,366,532
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,954,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	05329W102	Page	11	of	16

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 353,895
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 270,233
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,954,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON IN

Page	12	of	16

This Amendment No. 31 to Schedule 13D (this “Amendment No. 31”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”).  This Amendment No. 31 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc., a Delaware corporation (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  ESL, Institutional, Investors, Investments, CBL, Tynan, RBS, RBSIM, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.”  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment No. 31 to report recent open-market sales of Shares that have decreased the amount of Shares that the Filing Persons may be deemed to beneficially own by an amount greater than one percent of the outstanding Shares of the Issuer.

Item 5.      Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b)     As of October 31, 2011, the Filing Persons may be deemed to beneficially own an aggregate of 78,954,909 Shares (approximately 56.4% of the outstanding Shares based on the Issuer having 139,898,186 Shares outstanding on October 19, 2011, as disclosed in the Issuer’s last quarterly report on Form 10-Q filed October 21, 2011.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	78,954,909 (1)	56.4%	42,191,012	0	42,191,012	0
ESL Institutional Partners, L.P.	78,954,909 (1)	56.4%	6,526	0	6,526	0
ESL Investors, L.L.C.	78,954,909 (1)	56.4%	12,882,401	0	12,882,401	0
ESL Investments, Inc.	78,954,909 (1)	56.4%	60,160,621 (2)	0	60,160,621 (2)	0
CBL Partners, L.P.	78,954,909 (1)	56.4%	5,080,682	0	5,080,682	0
Tynan, LLC	78,954,909 (1)	56.4%	83,545	0	60,956 (3)	0
RBS Partners, L.P.	78,954,909 (1)	56.4%	55,073,413 (4)	0	55,073,413 (4)	0
RBS Investment Management, L.L.C.	78,954,909 (1)	56.4%	6,526 (5)	0	6,526 (5)	0
Edward S. Lampert	78,954,909 (1)	56.4%	78,601,014 (6)	0	63,366,532 (3)	0
William C. Crowley	78,954,909 (1)	56.4%	353,895 (7)	0	270,233 (3)	0

(1)       This number consists of 42,191,012 Shares held by ESL, 6,526 Shares held by Institutional, 12,882,401 Shares held in an account established by the investment member of Investors, 5,080,682 Shares held by CBL, 83,545 Shares held by Tynan, 18,440,393 Shares held by Mr. Lampert, 95,350 Shares held by Mr. Crowley and 175,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(2)       This number consists of 42,191,012 Shares held by ESL, 6,526 Shares held by Institutional, 12,882,401 Shares held in an account established by the investment member of Investors and 5,080,682 Shares held by CBL.

(3)       This number excludes shares subject to the Lock-Up Agreement described herein.

(4)       This number consists of 42,191,012 Shares held by ESL and 12,882,401 Shares held in an account established by the investment member of Investors.

(5)       This number consists of 6,526 Shares held by Institutional.

Page	13	of	16

(6)       This number consists of 42,191,012 Shares held by ESL, 6,526 Shares held by Institutional, 12,882,401 Shares held in an account established by the investment member of Investors, 5,080,682 Shares held by CBL and   18,440,393 Shares held by Mr. Lampert.

(7)       This number consists of 83,545 Shares held by Tynan, 95,350 Shares held by Mr. Crowley and 175,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

 (c)   Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons in the past sixty days by the Filing Persons.

(d)    Not applicable.

(e)    Not applicable.

Page	14	of	16

                                                                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2011

ESL PARTNERS, L.P.

By:         RBS Partners, L.P., as its general partner

By:         ESL Investments, Inc., as its general partner

By:           /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:         RBS Investment Management, L.L.C., as its general partner

By:         ESL Investments, Inc., as its manager

By:           /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:         RBS Partners, L.P., as its manager

By:         ESL Investments, Inc., as its general partner

By:           /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:           /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

Page	15	of	16

CBL PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:           /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:           /s/ William C. Crowley
Name:  William C. Crowley
Title:  Manager

RBS PARTNERS, L.P.

By:         ESL Investments, Inc., as its general partner

By:            /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:         ESL Investments, Inc., as its manager

By:           /s/ Adrian J. Maizey
Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

   /s/   Edward S. Lampert
Edward S. Lampert

WILLIAM C. CROWLEY

 /s/ William C. Crowley
William C. Crowley

Page	16	of	16

 ANNEX A

Recent Transactions by the Filing Persons in the Securities of AutoNATION, Inc.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
ESL Partners, L.P.	8/31/2011	Open Market Sales	265,054	$40.88
ESL Partners, L.P.	9/1/2011	Open Market Sales	100,959	$40.72
ESL Partners, L.P.	10/24/2011	Open Market Sales	188,124	$40.81
ESL Partners, L.P.	10/25/2011	Open Market Sales	85,070	$40.16
ESL Partners, L.P.	10/26/2011	Open Market Sales	193,867	$40.01
ESL Partners, L.P.	10/27/2011	Open Market Sales	1,047,902	$40.25
ESL Partners, L.P.	10/28/2011	Open Market Sales	45,343	$40.20
ESL Institutional Partners, L.P.	8/31/2011	Open Market Sales	25	$40.88
ESL Institutional Partners, L.P.	9/1/2011	Open Market Sales	9	$40.72
ESL Institutional Partners, L.P.	10/24/2011	Open Market Sales	17	$40.81
ESL Institutional Partners, L.P.	10/25/2011	Open Market Sales	8	$40.16
ESL Institutional Partners, L.P.	10/26/2011	Open Market Sales	18	$40.01
ESL Institutional Partners, L.P.	10/27/2011	Open Market Sales	97	$40.25
ESL Institutional Partners, L.P.	10/28/2011	Open Market Sales	4	$40.20
CBL Partners LP	8/31/2011	Open Market Sales	19,188	$40.88
CBL Partners LP	9/1/2011	Open Market Sales	7,309	$40.72
CBL Partners LP	10/24/2011	Open Market Sales	13,621	$40.81
CBL Partners LP	10/25/2011	Open Market Sales	6,160	$40.16
CBL Partners LP	10/26/2011	Open Market Sales	14,037	$40.01
CBL Partners LP	10/27/2011	Open Market Sales	75,874	$40.25
CBL Partners LP	10/28/2011	Open Market Sales	3,283	$40.20
Edward S. Lampert	8/31/2011	Open Market Sales	12,106	$40.88
Edward S. Lampert	9/1/2011	Open Market Sales	4,611	$40.72
Edward S. Lampert	10/24/2011	Open Market Sales	8,595	$40.81
Edward S. Lampert	10/25/2011	Open Market Sales	3,886	$40.16
Edward S. Lampert	10/26/2011	Open Market Sales	8,857	$40.01
Edward S. Lampert	10/27/2011	Open Market Sales	47,879	$40.25
Edward S. Lampert	10/28/2011	Open Market Sales	2,074	$40.20
Tynan, LLC[1]	8/31/2011	Open Market Sales	1,016	$40.88
Tynan, LLC[1]	9/1/2011	Open Market Sales	387	$40.72
Tynan, LLC[1]	10/24/2011	Open Market Sales	758	$40.81
Tynan, LLC[1]	10/25/2011	Open Market Sales	343	$40.16
Tynan, LLC[1]	10/26/2011	Open Market Sales	781	$40.01
Tynan, LLC[1]	10/27/2011	Open Market Sales	4,229	$40.25
Tynan, LLC[1]	10/28/2011	Open Market Sales	183	$40.20
William C. Crowley	10/28/2011	Exercise of Director Stock Options	50,000	$12.60
William C. Crowley	10/28/2011	Surrender of Shares in Lieu of Cash for Options Exercise	15,723	$40.07

1William C. Crowley is the sole manager of and a member of Tynan, LLC.